Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

June 22, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn.:	Edward P. Bartz

Senior Counsel, Disclosure Review Office

First Trust High Yield Opportunities 2027 Term Fund

Registration Statement on Form N-2

File Nos. 333-237878; 811-23565

Dear Mr. Bartz:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as representative of the prospective underwriters of the securities covered by the above-captioned Registration Statement, hereby joins in the request of First Trust High Yield Opportunities 2027 Term Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 12:00 pm, Eastern Time, on June 25, 2020, or as soon thereafter as practicable.

Sincerely,

MORGAN STANLEY & CO. LLC

As Representative of the several Underwriters

By:	/S/ Michael Occi
Name:	Michael Occi
Title:	Managing Director